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Filed by State Street Research Securities Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: State Street Research Securities Trust
SEC File No. 33-74628

This filing relates to the proposed reorganization of certain series of State Street Research funds ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is an outline that was distributed by State Street Research to certain of State Street Research's broker-dealers.

IMPORTANT INFORMATION FOR REGISTERED INVESTMENT ADVISORS:
PROPOSED FUND LINE-UP AND PORTFOLIO MANAGEMENT TEAMS

State Street Research (SSR) shareholders were sent a prospectus/proxy statement soliciting their approval of the reorganization of SSR funds into BlackRock funds in connection with BlackRock's recent agreement to acquire the parent company of State Street Research & Management Company (SSRM), the investment adviser to the SSR funds, from MetLife, Inc.

The grid on the next page outlines the proposed fund line-up and portfolio management teams. These reorganizations are subject to shareholder approval and the closing of BlackRock's acquisition of SSRM, which is expected to occur in early 2005. We appreciate your patience and understanding during this period of transition and thank you for your continued support.

IF YOU NEED FURTHER INFORMATION, PLEASE CALL US.

INVESTMENT ADVISOR SERVICES GROUP
Peter Borghi, Senior Vice President, Director, 800.882.0052 x7002
Tom McNeil, Regional Manager, 800.882.0052 x7898
Greg Hohmann, Regional Vice President, 800.882.0052 x7865
Jason Moore, Investment Advisor Representative, 800.882.0052 x7831

ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission (SEC) Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR funds into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements, of which this Questions and Answers summary is a part, is being sent, simultaneously with the summary, to security holders of SSR seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004, AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC on the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441- 7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.


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PROPOSED FUND LINE-UP AND PORTFOLIO MANAGEMENT TEAMS

SSR FUND        MERGE INTO       INVESTMENT STYLE    BENCHMARK FOR BLK FUND    PM TEAM                        SURVIVING TRACK RECORD
------------------------------------------------------------------------------------------------------------------------------------
SSR ASSET       BLK Balanced     Keep existing       60% S&P 500,              Merged team led by Andrew      SSR Asset Allocation
ALLOCATION                       strategy            40% Lehman US             Damm (BLK) & Linda Zhang
                                                     Aggregate                 (SSR)

SSR AURORA      BLK Aurora       Keep active         Russell 2500(R) Value     Merged team led by Wayne       SSR Aurora
                                 fundamental                                   Archambo (BLK)

SSR EMERGING    BLK Small/Mid    Keep active         Russell 2500(R) Growth    Consolidate under merged       SSR Emerging
GROWTH          Growth           fundamental                                   team led by Neil Wagner (BLK)  Growth
                                                                               & Eileen Leary (SSR)

SSR GLOBAL      BLK Global       Keep active         Lipper Natural Resources  SSR energy team led by Dan     SSR Global Resources
RESOURCES       Resources        fundamental         and S&P 500               Rice & Denis Walsh

SSR GOVERNMENT  BLK              Keep relative       Lehman Intermediate       BLK fixed income team          BLK Intermediate
INCOME          Intermediate     value               Government                led by Scott Amero, Keith      Government Income
                Government                                                     Anderson & Todd Kopstein

SSR HEALTH      BLK              Keep active         Lipper Health/Bio-        Merged team led by Erin Xie    SSR Health Sciences
SCIENCES        Health Sciences  fundamental         technology and S&P 500    (SSR) & Thomas Callan (BLK)

SSR HIGH INCOME BLK High Yield   Keep relative       Lehman US                 BLK fixed income team led by   BLK High Yield
                                 value               Corporate HY              Scott Amero & Jeff Gary

SSR INVESTMENT  BLK Select       Change to           S&P 500                   BLK quantitative equity team   BLK Select Equity
TRUST           Equity           active quant                                  led by David Byrket & Fred
                                                                               Herrmann

SSR LARGE-CAP   BLK Select       Change to           S&P 500                   BLK quantitative equity team   BLK Select Equity
ANALYST         Equity           active quant                                  led by David Byrket & Fred
                                                                               Herrmann

SSR LARGE-CAP   BLK Large-Cap    Change to           Russell 1000(R) Value     BLK quantitative equity team   BLK Large-Cap
VALUE           Value            active quant                                  led by David Byrket & Fred     Value
                                                                               Herrmann

SSR LEGACY      BLK Legacy       Keep active         Russell 1000(R) Growth    SSR large-cap growth team led  SSR Legacy
                                 fundamental                                   by Ed Dowd & Jeff Lindsey

SSR MID-CAP     BLK Mid-Cap      Keep active         Russell Midcap(R) Growth  Merged team led by Eileen      BLK Mid-Cap
GROWTH          Growth           fundamental                                   Leary (SSR) & Neil Wagner      Growth
                                                                               (BLK)

SSR MID-CAP     BLK Mid-         Keep active         Russell Midcap(R) Value   Merged team led by Anthony     SSR Mid-Cap Value
VALUE           Cap Value        fundamental                                   Forcione (SSR) & Wayne
                                                                               Archambo (BLK)

SSR MONEY       BLK Money        Keep relative       N/A                       BLK Advisors and BLK           BLK Money Market
MARKET          Market           value                                         Institutional Management
                                                                               Corp.
                                                                                         *SSR: State Street Research; BLK: BlackRock

The information above is as of November 2004 and is subject to change. The reorganizations are subject to shareholder approval and the closing of BlackRock's acquisition of SSRM.
FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.
Member NASD, SIPC
(C)2004 State Street Research Investment Services, Inc.
One Financial Center
Boston, MA 02111-2690
www.ssrfunds.com
CONTROL NUMBER:(exp0205)SSR-LD SSR-9123-1104